EXHIBIT 11.1

EFJ, INC. AND SUBSIDIARIES

COMPUTATION OF NET INCOME (LOSS) PER SHARE

(Unaudited)

(in thousands, except share and per share data)

	2006	2005	2004
Net income (loss)	$(6,781)	$22,549	$9,958

Net income per share – Basic:

Weighted average common shares – Basic	25,844,956	20,984,688	17,824,708

Net income (loss) per share – Basic	$(0.26)	$1.07	$0.56

Net income per share – Diluted:

Shares used in this computation:
Weighted average common shares – Basic	25,844,956	20,984,688	17,824,708
Dilutive effect of shares under employee stock plans	151,430	247,670	925,185
Weighted average restricted shares granted	210,856	21,425	—

Weighted average common shares – Diluted	26,207,242	21,253,783	18,749,893

Net income (loss) per share – Diluted	$(0.26)	$1.06	$0.53